UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

QUNAR CAYMAN ISLANDS LIMITED

(Name of Issuer)

Class B ordinary shares

(Title of Class of Securities)

74906P1049**

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 3 Class B ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74906P1049		13G	Page 2

1.	Names of Reporting Persons Chenchao (CC) Zhuang

2.	Check the Appropriate Box if a Member of a Group Not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person IN

CUSIP No. 74906P1049		13G	Page 3

1.	Names of Reporting Persons Forlongwiz Holdings Limited

2.	Check the Appropriate Box if a Member of a Group Not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person OO

CUSIP No. 74906P1049	13G	Page 4

Item 1(a).	Name of Issuer: Qunar Cayman Islands Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices: 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing 100080, the People’s Republic of China

Item 2(a).

Name of Person Filing:
This Schedule 13G is being jointly filed by Chenchao (CC) Zhuang and Forlongwiz Holdings Limited (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2014, a copy of which is attached as Exhibit A to the initial Schedule 13G filed by the Reporting Persons on February 12, 2014 (the “Initial Schedule 13G”), pursuant to which the Reporting Persons agreed to file the Initial Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).

Address of Principal Business Office or, if none, Residence:
The address of the principal business office of Chenchao (CC) Zhuang is 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing 100080, the People’s Republic of China.

The address of the principal business office of Forlongwiz Holdings Limited is P.O. Box 957, Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands.

Item 2(c).	Citizenship: Chenchao (CC) Zhuang is a citizen of the People’s Republic of China. Forlongwiz Holdings Limited is a company incorporated in the British Virgin Islands.
Item 2(d).	Title of Class of Securities: Class B ordinary shares, par value $0.001 per share (the “Ordinary Shares”)
Item 2(e).	CUSIP Number: 74906P1049 (This CUSIP applies to the American Depositary Shares of the Issuer, each representing 3 Class B ordinary shares)

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 74906P1049	13G	Page 5

Item 4.	Ownership.
(a) Amount beneficially owned: None of the Reporting Persons beneficially owns any Ordinary Shares.
(b) Percent of class: Not applicable.
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: Not applicable.
(ii) shared power to vote or to direct the vote: Not applicable.
(iii) sole power to dispose or to direct the disposition of: Not applicable.
(iv) shared power to dispose or to direct the disposition of: Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 74906P1049	13G	Page 6

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2016
(Date)

/s/ Chenchao (CC) Zhuang
(Signature)

Chenchao (CC) Zhuang
(Name/Title)

FORLONGWIZ HOLDINGS LIMITED

February 5, 2016
(Date)

/s/ Chenchao (CC) Zhuang
(Signature)

Chenchao (CC) Zhuang, Director
(Name/Title)